UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Halcón Resources Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40537Q803
(CUSIP Number)

Todd E. Molz General Counsel, Chief Administrative Officer & Managing Director Oaktree Capital Group, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 40537Q803	Page 2 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM HLCN Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,988,088(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,988,088(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,988,088(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%(2)
14	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of 3,988,088 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer.
(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,204,282 shares of Common Stock outstanding as of October 8, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 8, 2019.

CUSIP No. 40537Q803	Page 3 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,988,088(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,988,088(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,988,088(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of OCM HLCN Holdings, L.P.

CUSIP No. 40537Q803	Page 4 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,988,088(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,988,088(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,988,088(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 40537Q803	Page 5 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,988,088(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,988,088(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,988,088(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 40537Q803	Page 6 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,988,088(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,988,088(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,988,088(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 40537Q803	Page 7 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,988,088(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,988,088(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,988,088(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 40537Q803	Page 8 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,988,088(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,988,088(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,988,088(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC. Oaktree Capital Group, LLC is managed by its ten-member board of directors.

CUSIP No. 40537Q803	Page 9 of 15 Pages
SCHEDULE 13D

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Halcón Resources Corporation (the “Issuer”), a Delaware corporation, with principal executive offices at 1000 Louisiana St., Suite 6600, Houston, Texas 77002.

As of October 22, 2019, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of shares of Common Stock (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.  Identity and Background.

(a) – (c), (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i)	OCM HLCN Holdings, L.P., a Delaware limited partnership (“OCM HLCN”), whose principal business is to hold the Subject Shares reported herein;
(ii)
Oaktree Fund GP, LLC, a Delaware limited liability company (“GP”), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities, including OCM HLCN;

(iii)
Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds and (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(iv)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;
(v)
OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;

(vi)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I; and
(vii)
Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 40537Q803	Page 10 of 15 Pages
SCHEDULE 13D

Item 3.  Source and Amount of Funds or Other Consideration.

As described in Item 4 below, on October 8, 2019 (the “Effective Date”), pursuant to the Plan (as defined below), the Old Notes (as defined below) held by each of Oaktree Opportunities Fund X Holdings (Delaware), L.P. (“Fund X Delaware”), Oaktree Opps Xb Holdco Ltd. (“Fund Xb Holdco”), Oaktree Opportunities Fund XB Holdings (Delaware), L.P. (“Fund Xb Delaware”) and Oaktree Value Opportunities Fund Holdings, L.P. (“VOF Holdings”) were cancelled.  In connection with (i) the exchange of such Old Notes, (ii) the Senior Noteholder Rights Offering and (iii) the Backstop Commitment, including shares of Common Stock issued as the Backstop Commitment Premium, the Issuer issued to Fund X Delaware, Fund XB Holdco, Fund Xb Delaware and VOF Holdings an aggregate of 3,988,088 shares of Common Stock.  Such shares of Common Stock were subsequently transferred to OCM HLCN. The shares of Common Stock issued in connection with the Senior Noteholder Rights Offering and the Backstop Commitment were purchased for an aggregate purchase price of approximately $41,302,369.  No borrowed funds were used to purchase such shares of Common Stock.

Item 4.  Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

On August 7, 2019, the Issuer and its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Chapter 11 Cases,” and such court, the “Bankruptcy Court”). On September 24, 2019, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ Joint Prepackaged Plan of Reorganization, as modified by the Confirmation Order (the “Plan”).  On the Effective Date, the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases.  The descriptions of the Plan and the Confirmation Order included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of the Plan and the Confirmation Order, which were filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K on September 26, 2019. All capitalized terms used in this section but not otherwise defined have the meanings set forth in the Plan.

On August 2, 2019, Fund X Delaware, Fund Xb Holdco, Fund Xb Delaware and VOF Holdings entered into a backstop commitment agreement (“BCA”) with the Company and certain of the other Senior Noteholders (the “Backstop Parties”), pursuant to which the Backstop Parties agreed to backstop the Senior Noteholder Rights Offering.  Pursuant to the BCA, the Backstop Parties committed to (i) exercise their respective rights to purchase their pro rata share of shares of Common Stock available to be purchased in the Senior Noteholder Rights Offering (the “Rights Offering Shares”) and (ii) backstop the aggregate Senior Noteholder Rights Offering and purchase the shares of Common Stock available in the Senior Noteholder Rights Offering to the extent unsubscribed (the “Backstop Commitment”). In consideration of each Backstop Party’s Backstop Commitment, each Backstop Party was entitled to receive on the Effective Date 6% of such Backstop Party’s Backstop Commitment (in the form of shares of Common Stock) issued at a price per share equal to the price per share offered to Senior Noteholders in the Senior Noteholder Rights Offering.  In addition, on the Effective Date, by operation of the Plan, holders of the Issuer’s 6.75% Senior Notes due 2025 (the “Old Notes”, and holders thereof, the “Senior Noteholders”) received (among other things), in exchange for the surrender and cancellation of such Old Notes, their pro rata share of approximately 91% of the shares of Common Stock outstanding as of the Effective Date, subject to dilution by the Rights Offering Equity, the Warrant Equity, the MIP Equity, and the Common Stock issued pursuant to the Backstop Commitment Premium.  Accordingly, in connection with (i) the exchange of such Old Notes, (ii) the Senior Noteholder Rights Offering and (iii) the Backstop Commitment, including shares of Common Stock issued as the Backstop Commitment Premium, the Issuer issued to Fund X Delaware, Fund XB Holdco, Fund Xb Delaware and VOF Holdings an aggregate of 3,988,088 shares of Common Stock.  The Subject Shares were subsequently transferred to OCM HLCN.

CUSIP No. 40537Q803	Page 11 of 15 Pages
SCHEDULE 13D

Under the Issuer’s amended organizational documents, Oaktree was entitled to designate one member to the Issuer’s post-reorganization board of directors (the “Board”).  Oaktree appointed Allen Li to serve as a director on the Board.

The Reporting Persons acquired the Subject Shares for investment purposes.  The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of shares of Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of the shares of Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Subject Shares and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.  Based on the Form 8-K filed with the SEC by the Issuer on October 8, 2019, there are 16,204,282 shares of Common Stock currently outstanding, as of October 8, 2019.

OCM HLCN directly beneficially owns 3,988,088 shares of Common Stock, which is 24.6% of the Issuer’s Common Stock outstanding, and has the sole power to vote and dispose of such shares.

GP, in its capacity as the general partner of OCM HLCN, has the ability to direct the management of OCM HLCN’s business, including the power to direct the decisions of OCM HLCN regarding the vote and disposition of securities held by OCM HLCN; therefore, GP may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of the business of GP, including the power to direct the decisions of GP regarding the vote and disposition of securities held by OCM HLCN; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by OCM HLCN; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by OCM HLCN; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by OCM HLCN; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, which is managed by its ten-member board of directors, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by OCM HLCN. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

CUSIP No. 40537Q803	Page 12 of 15 Pages
SCHEDULE 13D

With respect to the Subject Shares reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of Subject Shares which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM HLCN, that it is the beneficial owner of any of the Subject Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM HLCN.

(c) Except as described herein, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On the Effective Date, the Issuer, Fund X Delaware, Fund Xb Holdco, Fund Xb Delaware and VOF Holdings and the other signatories thereto (the “Demand Stockholders”), entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, subject to certain conditions and limitations, the Issuer agreed to file with the SEC a Registration Statement on Form S-3 (or on another form if Form S-3 is unavailable) concerning the resale of the registrable shares of Common Stock held by the Demand Stockholders (the “Registrable Securities”), as soon as reasonably practicable but in no event later than the later to occur of (i) ninety (90) days after the Effective Date and (ii) a date specified by a written notice to the Issuer by the Demand Stockholders holding at least a majority of the Registerable Securities, and thereafter to use its commercially reasonable best efforts to cause to be declared effective by the SEC as soon as reasonably practicable. In addition, from time to time, the Demand Stockholders may request that additional Registrable Securities be registered for resale by the Issuers.  Subject to certain limitations, the Demand Stockholders also have the right to request that the Issuer facilitate the resale of Registrable Securities pursuant to firm commitment underwritten public offerings.

The Registration Rights Agreement contains other customary terms and conditions, including, without limitation, provisions with respect to suspensions of the Company’s registration obligations pursuant to the Registration Rights Agreement and indemnification.

CUSIP No. 40537Q803	Page 13 of 15 Pages
SCHEDULE 13D

This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is incorporated by reference into this Schedule 13D in Exhibit 2, and is also incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of October 22, 2019.
Exhibit 2
Registration Rights Agreement, dated October 8, 2019, between Halcón Resources Corporation and the rights holders thereto (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed on October 8, 2019).

CUSIP No. 40537Q803	Page 14 of 15 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 2019
OCM HLCN HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner By: Oaktree Fund GP I, L.P. Its: Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

CUSIP No. 40537Q803	Page 15 of 15 Pages
SCHEDULE 13D

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

ANNEX A

Oaktree Capital Group, LLC

Oaktree Capital Group, LLC is managed by its board of directors.  The name and principal occupation of each of the members of the board of directors of Oaktree Capital Group, LLC and its named executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Richard Masson	Director of Oaktree Capital Group, LLC

Steven J. Gilbert	Director of Oaktree Capital Group, LLC

Bruce Flatt	Director of Oaktree Capital Group, LLC and Chief Executive Officer of Brookfield Asset Management

Justin Beber	Director of Oaktree Capital Group, LLC and Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield Asset Management, Inc.

Marna C. Whittington	Director of Oaktree Capital Group, LLC

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.
The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.
Oaktree Fund GP I, L.P.
The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.
Oaktree Fund GP, LLC
The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.
OCM HLCN Holdings, L.P.
The general partner of OCM HLCN Holdings, L.P. is Oaktree Fund GP, LLC.